EXHIBIT 7

April 4, 2006

Securities and Exchange Commission

450 Fifth Street N.W.

Washington, D.C. 20549

Commissioners:

We have read the statements made by Alliance Bancshares California, which we understand are being filed with the Commission, pursuant to Item 4.02(b) on Form 8-K, as part of the Company’s Form 8-K report dated April 4, 2006. We agree with the statements made by the Company in paragraphs one, two and seven of the Company’s response to Item 4.02(b) set forth in such Form 8-K, which paragraphs contain disclosure responsive to the requirements of Items 4.02(b)(1) through (b)(4) of Form 8-K. We are not in a position to agree or disagree with the additional statements made by the Company in response to Item 4.02(b) set forth in such Form 8-K.

Very truly yours,

/s/ McGladrey & Pullen, LLP